

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 15, 2023

Wenquan Zhu
Chief Executive Officer
Big Tree Cloud Holdings Limited
Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, China

> **Re: Big Tree Cloud Holdings Limited**
> **Draft Registration Statement on Form F-4**
> **Submitted November 22, 2023**
> **CIK No. 0001999297**

Dear Wenquan Zhu:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted November 22, 2023

General

1. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws

and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that "The PRC government has the authority to supervise the operation of Big Tree Cloud's business" and "The PRC government has oversight discretion over the conduct of PubCo's business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals." Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

2. Please revise your definition of "PRC" or "China" on page iv to include Hong Kong and Macau or, alternatively, revise your risk factors and other disclosure to address Hong Kong and Macau with the same degree of comprehensiveness as you describe China.

3. With a view toward disclosure, please tell us whether the SPAC's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact the parties' ability to complete the initial business combination. For instance, discuss the risk to investors that the parties may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent the parties from completing an initial business combination and require the SPAC to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. In addition, please revise your disclosure regarding regulatory approvals on pages 13 and 87 as appropriate to reflect such governmental review.

4. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

5. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

6. Please expand your disclosure regarding the sponsor's ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

7. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

8. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

9. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

10. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

11. We note that the SPAC IPO underwriter performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriter that are contingent on completion of the business combination.

12. Please tell us, with a view toward disclosure, whether you have received notice from the underwriters or any other firm engaged in connection with the SPAC's initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC's initial public offering.

Questions and Answers about the Business Combination and Special Meeting
Will I experience dilution as a result of the Business Combination?, page xiii

13. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution (including the amount of equity held by founders and any convertible securities, including public warrants retained by redeeming shareholders, private warrants, and convertible notes), at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also clarify the maximum redemption scenario in light of the disclosure on page 18 that, "Plutonian does not have a specified maximum redemption threshold in its Charter."

Summary of the Proxy Statement/ Prospectus, page 1

14.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

15.   We note your disclosure on page 15 that "the PRC Subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for its business operation." Please revise to describe each permission or approval that you or any of your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Organizational Structure, page 3

16.   Please revise references to "Pre-Business Combination HoldCo Shareholders" to identify Mr. Wenguan Zhu as the shareholder, consistent with disclosure on the cover page and page 170. In addition, revise the diagram on page 4 to reflect the ownership of the financial advisors and to disclose, by footnote or otherwise, how ownership percentages would change as the result of a PIPE investment. Revise the references to "onshore" and "offshore" to more clearly refer to China.

Conduct Prior to Closing; Covenants, page 5

17.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE Investment contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the PIPE Investment.

Conditions to Closing, page 6

18.   Please revise your disclosure to clearly identify all material closing conditions and to indicate which may be waived.

Controlled Company, page 13

19. We note your disclosure here that you will be a controlled company following the business combination. Please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements. Additionally highlight potential conflicts of interest related to the management roles and controlling shareholding interest of Mr. Wenquan Zhu.

Summary of Risk Factors
Risks Related to Doing Business in China, page 17

20. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors
We have a limited number of current customers..., page 28

21. We note your disclosure on page 28 regarding your limited number of current customers. Please provide the disclosure regarding your dependence on limited customers in your business section. Refer to Item 4.B.6 of Form 20-F. Also, if applicable, disclose the material terms of your agreement with this customer, including the term and any termination provisions, and file the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Our operations have been, and may continue to be affected by..., page 36

22. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Heightened geopolitical tensions, particularly between the United States..., page 42

23.   Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Risks Related to Doing Business in China, page 44

24.   Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Combined Company will be required to meet the initial listing requirements to be listed on Nasdaq..., page 75

25.   Please revise your disclosure to clarify whether Nasdaq listing is a closing condition and, if so, whether it can be waived. In this regard, we note the statement in the preceding risk factor that "Nasdaq may not list the PubCo Ordinary Shares on its exchange." Additionally revise your disclosure to describe the consequences to investors if the post-combination company fails to meet the Nasdaq standards for continued listing.

Activities taken by Plutonian's affiliates to purchase, directly or indirectly..., page 76

26.   We note your disclosure indicating that the sponsor or Plutonian's executive officers, directors and advisors, or their respective affiliates, may purchase Plutonian shares in privately negotiated transactions and that there is no limit on the price such parties may pay, which may include payment of a premium. Please provide your analysis on how such purchases will comply with Exchange Act Rule 14e-5. To the extent you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01, please provide an analysis regarding how it applies to your circumstances.

The Special Meeting of Plutonian Stockholders, page 78

27. Disclosure indicating that the special meeting will be conducted solely in a virtual meeting format appears inconsistent with disclosures elsewhere indicating that shareholders may attend in person, for example, and without limitation, on the prospectus cover page. Please revise to reconcile this apparent inconsistency.

Interests of Certain Persons in the Business Combination, page 86

28. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

29. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

30. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination

Background of the Business Combination, page 87

31. Please revise this section to describe the PIPE referenced elsewhere in your registration statement. Include any discussions about the need to obtain additional financing for the combined company, and describe the negotiation and/or marketing process. Your disclosure should (i) identify the placement agent(s) for the PIPE, (ii) identify who will select potential PIPE investors, (iii) describe what relationships PIPE investors have to you, the sponsor, the SPAC, your respective affiliates, and the placement agent(s), and (iv) whether there were any valuations or other material information about you or the business combination provided to investors that have not been disclosed publicly.

32. We note your disclosure on page 91 that the Plutonian board reviewed the financial and valuation analysis, including financial projections provided by Big Tree Cloud. We also note your disclosure on page 93 that detailed financial projections were not provided to the board. Further, we note on page 95 that Big Tree Cloud's net income for 2024 is projected to be approximately $30.53 million. If non-disclosed projections were relied upon by your board in approving the business combination, then revise your disclosure to include these projections together with material underlying assumptions and limitations. Also revise to discuss when the projections were prepared, who prepared them, and when they were provided during the course of negotiations.

<u>Plutonian Financial Analysis, page 94</u>

33.   We note that due to Big Tree Cloud's limited operating history, detailed financial projections were not provided to the Plutonian Board in connection with its evaluation of Big Tree Cloud. You further disclose that Plutonian evaluated the business combination through "management's analysis of information, provided by Big Tree Cloud, about Big Tree Cloud, its financial and operational information, certain financial information about guideline public companies, and other relevant financial information selected based on the experience and the professional judgment of the Plutonian Board." Please address the following:

- Disclose and explain the basis for how you selected the comparable public companies on page 94 given the significant size difference of large market cap companies such as Proctor & Gamble, Johnson & Johnson, Kimberly-Clark, and Unilever versus the smaller size of Big Tree Cloud. Your response and revised disclosure should clarify the market cap of each company listed and its currency. For example, the market cap of Johnson & Johnson is listed as $3 trillion USD. Ensure that the level of detail provided is sufficient for an investor to evaluate and understand the reasonableness of the estimates, assumptions, uncertainties and/or variables underlying the projections as well as the inherent limitations on the reliability of the projections in order to make informed voting and investment decisions.
- We note the projected revenue significantly increases in 2024. Revise your disclosure to clearly describe the basis for projecting this revenue growth, including the factors or contingencies that would affect such growth ultimately materializing. For example, clarify whether these projections assume any new market entrants during this period or take into account macroeconomic factors.
- Further explain how the selected precedent transactions on page 95 were determined to be representative of the business combination with Big Tree Cloud. In this regard, we note that three of the four transactions are for significantly larger amounts than the transaction with Big Tree Cloud, in the billions of USD.

34.   We note your disclosure that Plutonian's management applied the comparable companies fiscal year 2024 P/E multiple, the comparable transactions P/E multiple, and Big Tree Cloud's projected net income in fiscal year 2024 to imply the 100% equity value. Please elaborate on the reason why fiscal year 2024 P/E multiples and financial projections for Big Tree Cloud were used.

Material U.S. Federal Income Tax Consequences, page 97

35.   We note that the Agreement and Plan of Merger indicates the parties intend that the mergers shall qualify as a tax-deferred exchange under Section 351(a) of the Code and the initial merger shall qualify as a reorganization under Section 368 of the Code. Notwithstanding that the receipt of tax opinions is not a condition to the merger, a tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing and make corresponding changes to your disclosures concerning the material tax consequences within the registration statement. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the mergers, then counsel may issue an opinion subject to uncertainty as described in Section III.C.4 of Staff Legal Bulletin No. 19.

Proposal No. 3
The Nasdaq Proposal, page 109

36.   Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the business combination and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the business combination will not occur unless the PIPE financing is consummated.

Big Tree Cloud's Business, page 112

37.   We note your mission statement refers to "families in China and around the world," yet it appears that your products are marketed and sold solely within China. Please revise to reconcile this apparent inconsistency. We additionally note references to lower-tier cities and first-, second-, and third-tier cities in China. Please revise to clearly explain where your products are marketed and sold.

38.   Please revise this section to include specific, clear information sufficient to allow investors to evaluate your business. Distinguish clearly your aspirations from your accomplishments. Address, without limitation, each of the following items:

- Revise generalized references to "other consumer goods" and "other products" to clearly identify your products, current and anticipated.
- To the extent that you expect to develop additional products, clearly discuss the development process, expected timing, key milestones, and material obstacles to overcome.
- Revise references to "partners" and "partnerships" throughout and describe the material terms of your arrangements with suppliers, manufacturers, developers, and other third-parties.
- Disclosure on page 118 indicates you intend to establish research and development

centers, purchase advanced hardware and software equipment, develop your proprietary technology, expand production capacity of your existing plants, and establish new facilities; revise to include specific, concrete information regarding these plans, including expected timing, capacity increases, and capital requirements.

- Provide a description of the seasonality of your main business. Refer to Item 4.B.3 of Form 20-F.

39.   Your disclosure indicates that you directly operate and enter into franchise and/or license agreements with third-parties to operate convenience stores. Please revise to more fully describe the nature of these convenience stores, including location. Additionally describe the material terms of your franchise and licensing agreements, including duration, termination, royalty term, and any royalty term expiration provisions. File the form of franchise and licensing agreements, together with any other material business agreements, as exhibits to your registration statement. Refer to Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.

40.   We note disclosure on page 35 that you are subject to product safety laws, regulations, and standards. Please revise this section to include a discussion of the regulations to which your business is subject. Include, without limitation, disclosure regarding the regulation of ethylene oxide as applicable to your operations and/or products. We further note disclosure on page 46 that PubCo may need to procure additional permits, authorizations, and approvals for its operations following the business combination. Please revise this section to more fully describe such additional operating approvals, the approval process, and the consequences if PubCo is unable to obtain them.

Our Competitive Strengths
High-Quality and Established Products Portfolio, page 114

41.   We note your disclosure on page 116 that you are in the process of developing new products. Please disclose the status of development. Refer to Item 4.B.1 of Form 20-F.

Established Sales and Distribution Network, page 117

42.   We note your disclosure that you had one large corporate distributor as of June 30, 2023. Please revise to disclose the material terms of the agreement you have with this distributor. Please also file any such agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Manufacturing and Supply Chain, page 126

43.   We note your disclosure that you purchase raw materials from third-party suppliers. Please disclose the availability of raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4 of Form 20-F.

Plutonian's Business, page 144

44.   Please revise to reconcile the apparent inconsistency regarding potential targets on pages 144 and 149, both with respect to geographical limits and operating business. Please also address apparently unrelated references throughout including, without limitation, "other entertainment companies" on page 61, "Auqaron" on page 110, and "proceeds from this offering" on page 138.

Unaudited Pro Forma Condensed Combined Financial Information, page 154

45.   Please revise to update your pro forma financial information to September 30, 2023.

46.   Please ensure the numerical references (i.e., those identifying each adjustment) on page 158 properly correspond to the pro forma balance sheet. In this regard, it appears as though adjustment (5) on the balance sheet for the payment of a related party loan of $150,000 corresponds to adjustment (6) on page 158.

47.   We refer to adjustment (7) on page 158. Please clarify if the disclosure was meant to reference that performance for the year ended June 30, 2024 cannot be estimated.

48.   Please ensure that all items related to the transaction are reflected in the pro forma financial information. In this regard, we note deposits into the trust account on August 1, 2023 and November 15, 2023 (to extend the business combination period as noted on page 1), as well as a significant redemption of shares at the August 8, 2023 stockholder meeting as noted on page 149.

Plutonian's Directors, Executive Officers and Executive Compensation, page 164

49.   Please revise your disclosure to include compensation information for Plutonian's directors, in addition to Plutonian's executive officers.

Employment Agreements and Indemnification Agreements, page 165

50.   We note disclosure that you intend to enter into employment agreements with your executive officers. Please file such agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

PubCo's Directors and Executive Officers After The Business Combination, page 165

51.   Please provide compensation disclosure for each person who will serve as a director or an executive officer of the combined company. Refer to Item 18(a)(7)(ii) of Form F-4 and Item 6.B of Form 20-F.

Certain Transactions of the Company Group
Transactions with Wenquan Zhu, page 174

52.   Please disclose the maturity date of the loan.

Exhibits

53.   We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

     Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Devin Geng